Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: March 31, 2005

Swisscom AG

(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Final decision on Swisscom’s bid for Cesky Telecom now lies with the Czech government
SIGNATURES

Press Release

Final decision on Swisscom’s bid for Cesky Telecom now lies with the Czech government

Swisscom has taken part in the bidding process for the 51.1% stake held in Cesky Telecom by the National Property Fund (NPF) of the Czech Republic. On 29 March 2005 Swisscom submitted a final offer to the NPF amounting to Kc 481,50 per share for the 51.1% stake in Cesky Telecom. The Steering Committee for the sale of the 51.1% stake in Cesky Telecom announced that the highest bidder was Telefonica and that it was therefore recommending that the Czech government accept Telefonica’s bid.

A decision on the sale of the majority stake in Cesky Telecom now lies with the Czech government. The price offered by Swisscom is the maximum justifiable purchase price from the standpoint of Swisscom shareholders.

In addition to financial attractiveness and a high level of transaction security, the Swisscom bid for Cesky Telecom contains a number of additional assurances that serve to protect the special interests of the Czech Republic. For instance, by assuming control of Cesky Telecom, Swisscom is planning a long-term investment in the Czech telecommunications market. Accordingly, Swisscom has no intention of splitting up the fixed and mobile network activities or rapidly reselling the company should it acquire the stake. Moreover, Swisscom has offered the Czech government a secondary listing of the Swisscom share under defined conditions in order to counteract any possible delisting of the Cesky Telecom share as a heavyweight on the Czech stock exchange.

Despite this attractive overall offer, the Steering Committee has decided against Swisscom.

Swisscom sees based on the current business plan and its assumptions no possibility of raising its offer per Cesky Telecom share and is convinced that its overall bid, which remains valid, is highly attractive.

Berne, 31 March 2005

Swisscom AG
Group Media Relations	Phone	+41-31-342 91 93	www.swisscom.com
3050 Bern	Fax	+41-31-342 06 70	media@swisscom.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: March 31, 2005	by: /s/ Stephan Wiederkehr
	Name:	Stephan Wiederkehr
	Title:	Senior Counsel Head of Corporate & Financial Law